Exhibit 99.1

Desktop Metal Stockholders Approve Merger with Nano Dimension

With Major Milestone Cleared, Closing of Transaction Expected in the Fourth Quarter, Pending Final Regulatory Approvals

Waltham, Mass., October 3rd, 2024 (GLOBE NEWSWIRE) -- Nano Dimension Ltd. (Nasdaq: NNDM) (“Nano Dimension”) and Desktop Metal, Inc. (NYSE: DM) (“Desktop Metal” or “DM”) today jointly announced that, at a special meeting, Desktop Metal stockholders approved the merger agreement pursuant to which Desktop Metal would be acquired by Nano Dimension.

Of approximately 33 million outstanding DM shares, 60% were voted in favor of the approval of the merger agreement between Desktop Metal and Nano Dimension. Out of the total shares participating in the vote, greater than 96% of votes were cast in favor of the merger.

DM stockholder approval completes a critical requirement in the process of closing the transaction. While there are still some required regulatory approvals, the transaction is expected to close in the fourth quarter of 2024.

The final voting results of the Desktop Metal stockholder meeting held on October 2, 2024, will be filed in a Current Report on Form 8-K with the U.S. Securities and Exchange Commission (“SEC”) by Desktop Metal.

Ric Fulop, Desktop Metal’s Founder and Chief Executive Officer, said, “We are pleased that our stockholders, who have supported Desktop Metal over the years, are accepting the recommendation of our board of directors. This industry needs the combination of great products and technologies with a strong balance sheet to become self-sustaining. The agreement to combine with Nano Dimension is the best offer for stockholders to realize value from their current holdings in Desktop Metal. We appreciate the support of our stockholders.”

Yoav Stern, Nano Dimension’s Chief Executive Officer and member of the Board of Directors, said: “We are another step closer to closing the acquisition of Desktop Metal and building a strong, new leader in the digital manufacturing space. Now, Nano Dimension will stay focused on obtaining the necessary regulatory approvals and finalizing post-merger integration plans which will enable us to close this deal and move the new business forward as soon as possible. The further business combination expected to close soon thereafter with Markforged reinforces the goal to build up a profitable industry leader.”

About Desktop Metal

Desktop Metal (NYSE: DM) is driving Additive Manufacturing 2.0, a new era of on-demand, digital mass production of industrial, medical, and consumer products. Its innovative 3D printers, materials, and software deliver the speed, cost, and part quality required for this transformation. Desktop Metal is home to the original inventors and world leaders of the 3D printing methods it believes will empower this shift, binder jetting and digital light processing. Today, Desktop Metal’s systems print metal, polymer, sand and other ceramics, as well as foam and recycled wood. Manufacturers use its technology worldwide to save time and money, reduce waste, increase flexibility, and produce designs that solve the world’s toughest problems and enable once-impossible innovations. Learn more about Desktop Metal and its #TeamDM brands at www.desktopmetal.com.

About Nano Dimension

Nano Dimension’s (Nasdaq: NNDM) vision is to transform existing electronics and mechanical manufacturing into Industry 4.0 environmentally friendly & economically efficient precision additive electronics and manufacturing – by delivering solutions that convert digital designs to electronic or mechanical devices - on demand, anytime, anywhere.

Nano Dimension’s strategy is driven by the application of deep learning based AI to drive improvements in manufacturing capabilities by using self-learning & self-improving systems, along with the management of a distributed manufacturing network via the cloud.

Nano Dimension has served over 2,000 customers across vertical target markets such as aerospace and defense, advanced automotive, high-tech industrial, specialty medical technology, R&D and academia. The Company designs and makes Additive Electronics and Additive Manufacturing 3D printing machines and consumable materials. Additive Electronics are manufacturing machines that enable the design and development of High-Performance-Electronic-Devices (Hi-PED®s). Additive Manufacturing includes manufacturing solutions for production of metal, ceramic, and specialty polymers-based applications - from millimeters to several centimeters in size with micron precision.

Through the integration of its portfolio of products, Nano Dimension is offering the advantages of rapid prototyping, high-mix-low-volume production, IP security, minimal environmental footprint, and design-for-manufacturing capabilities, which is all unleashed with the limitless possibilities of additive manufacturing.

For more information, please visit  www.nano-di.com.

Forward Looking Statements

This press release contains forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995.

Such forward-looking statements include statements relating to the proposed transaction between Desktop Metal and Nano Dimension, including statements regarding the benefits of the transaction and the anticipated timing of the transaction, statements regarding the expected business combination between NanoDimension and Markforged Holding Corporation, and all other statements other than statements of historical fact that address activities, events or developments that Nano Dimension or Desktop Metal intends, expects, projects, believes or anticipates will or may occur in the future. Such statements are based on management’s beliefs and assumptions made based on information currently available to management. All statements in this communication, other than statements of historical fact, are forward-looking statements that may be identified by the use of the words “outlook,” “guidance,” “expects,” “believes,” “anticipates,” “should,” “estimates,” “may,” “will,” “intends,” “projects,” “could,” “would,” “estimate,” “potential,” “continue,” “plan,” “target,” or the negative of these words or similar expressions. These forward-looking statements involve known and unknown risks and uncertainties, which may cause Desktop Metal’s actual results and performance to be materially different from those expressed or implied in the forward-looking statements. Factors and risks that may cause Desktop Metal’s or Nano Dimension’s actual results or performance to be materially different from those expressed or implied in the forward-looking statements include, but are not limited to, (i) the ultimate outcome of the proposed transaction between Desktop Metal and Nano Dimension; (ii) the effect of the announcement of the proposed transaction on the ability of Desktop Metal to operate its business and retain and hire key personnel and to maintain favorable business relationships; (iii) the timing of the proposed transaction; (iv) the occurrence of any event, change or other circumstance that could give rise to the termination of the proposed transaction; (v) the ability to satisfy closing conditions to the completion of the proposed transaction; (vi) other risks related to the completion of the proposed transaction and actions related thereto; (vii) reductions in the Per Share Merger Consideration to be paid based on transaction expenses, potential borrowings under the Bridge Loan Facility and agreements relating to severance for certain executive officers and employees of Desktop Metal and (viii) those factors and risks described in Item 3.D “Key Information - Risk Factors,” Item 4 “Information on the Company”, and Item 5 “Operating and Financial Review and Prospects” in Nano Dimension’s Annual Report on Form 20-F for the year ended December 31, 2023 and Part 1, Item 1A, “Risk Factors” in Desktop Metal’s Annual Report on Form 10-K for the year ended December 31, 2023 and Part II, Item 1A, “Risk Factors” in Desktop Metal’s most recent Quarterly Reports on Form 10-Q, each filed with the SEC, and in Desktop Metal’s other filings with the SEC.

The forward-looking statements included in this communication are made only as of the date hereof. Neither Desktop Metal nor Nano Dimension undertake any obligation to update any forward-looking statements to reflect subsequent events or circumstances, except as required by law.

NANO DIMENSION INVESTOR RELATIONS CONTACT
Investor Relations | ir@nano-di.com